UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 2)

Castle Brands Inc.

(Name of Subject Company (Issuer))

Rook Merger Sub, Inc.

(Name of Filing Persons (Offeror))

a wholly owned subsidiary of

Austin, Nichols & Co., Inc

(Name of Filing Persons (Parent))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

148435100

(CUSIP Number of Class of Securities)

Rook Merger Sub, Inc.

c/o Austin, Nichols & Co., Inc.

250 Park Avenue

New York, New York 10177

Attention: Brian S. Chevlin
Telephone: (212) 372-5400
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

With a copy to:

Paul S. Bird
Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
(212) 909-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$223,332,199.67	$27,067.86

*                 Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 170,372,173 shares of common stock (including 2,578,750 Company Restricted Stock Awards (as defined in the Offer to Purchase), par value $0.01 per share (the “Shares”), of Castle Brands Inc., a Florida corporation (“Castle Brands”), issued and outstanding, multiplied by the offer price of $1.27 per share; and (ii) and 10,932,575 Shares issuable pursuant to outstanding options (“Options”) with an exercise price less than the offer price of $1.27 per Share, multiplied by the offer price of $1.27 per share minus the exercise price for each such option. The foregoing share figures have been provided by Castle Brands to the Offeror and are as of August 27, 2019, the most recent practicable date.

**          The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory Rate #1 for fiscal year 2019, issued August 24, 2018, is calculated by multiplying the Transaction Valuation by 0.0001212.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$27,067.86	Filing Party:	Rook Merger Sub, Inc.

Form or Registration No.:	Schedule TO (File No. 005-82363)	Date Filed:	September 11, 2019

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                 Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                 Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on September 11, 2019 (together with any amendments and supplements hereto, this “Schedule TO”) by Rook Merger Sub, Inc., a Florida corporation (the “Offeror”) and a wholly owned subsidiary of Austin, Nichols & Co., Inc., a Delaware corporation (“Parent”). This Schedule TO relates to the offer by the Offeror to purchase all of the issued and outstanding shares (the “Shares”) of common stock, par value $0.01 per share, of Castle Brands Inc., a Florida corporation (“Castle Brands”), at a purchase price of $1.27 per Share in cash, net of applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 11, 2019 (together with any amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO and in the related Letter of Transmittal, a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO, which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer,” pursuant to the Agreement and Plan of Merger, dated as of August 28, 2019, by and among Parent, the Offeror and Castle Brands.

All of the information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

This Amendment is being filed to amend and supplement Item 11 as reflected below.

ITEM 11.   ADDITIONAL INFORMATION.

Item 11 of the Schedule TO and the disclosure under Section 15 “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase are hereby amended and supplemented by replacing the text of the subsection titled “Legal Proceedings” with the following text:

“Six lawsuits were filed on behalf of purported shareholders of the Company, some brought as individual actions and some brought as putative class actions (captioned Dugan v. Castle Brands Inc. et al., Case No. 1:19-cv-08550-ER (filed September 13, 2019 in the United States District Court for the Southern District of New York); Franchi v. Castle Brands Inc. et al., Case No. 1:19-cv-01743-UNR (filed September 17, 2019 in the United States District Court for the District of Delaware); Fleig v. Castle Brands Inc. et al., Case No. 1:19-cv-08623 (filed September 17, 2019 in the United States District Court for the Southern District of New York); Donovan v. Castle Brands Inc. et al., Case No. 1:19-cv-08644 (filed September 17, 2019 in the United States District Court for the Southern District of New York); Stursma v. Castle Brands Inc. et al., Case No. 1:19-cv-08649 (filed September 17, 2019 in the United States District Court for the Southern District of New York); and Ross v. Castle Brands Inc. et al., Case No. 1:19-cv-05315 (filed September 18, 2019 in the United States District Court for the Eastern District of New York)). All complaints name as defendants the Company and each of the members of the Company Board and the Franchi complaint also names the Offeror and Parent as defendants.  The Offeror and Parent are not named as defendants in the other complaints.

The complaints variously allege that the Company and the members of the Company Board violated Sections 14(d) and 14(e) of the Exchange Act and Rule 14d-9 promulgated thereunder by failing to provide in the Schedule 14D-9 all material information needed by the public shareholders of the Company to make an informed decision whether to tender their shares of Common Stock, that the members of the Company Board violated Section 20(a) of the Exchange Act by allowing the filing of a materially deficient Schedule 14D-9, and that the members of the Company Board breached their fiduciary duties by failing to take steps to maximize the value of the Company for the public shareholders of the Company and approving the Transactions through an unfair sales process.

The complaints variously seek an injunction against the Transactions (or, in the alternative, rescission or an award of rescissory damages if the Transactions are completed) and an award of attorneys’ and experts’ fees, a declaration that the Merger Agreement was approved in breach of the individual defendants’ fiduciary duties and a judgment directing the individual defendants to commence a sale process that is reasonably designed to secure the best possible consideration for the Company, and a judgment directing that the defendants account for damages sustained because of the alleged wrongs.

The defendants believe that these complaints lack merit, but cannot predict the outcome of these matters.

If additional similar complaints are filed, absent material new or different allegations, Parent and the Offeror may not necessarily announce such additional complaints.”

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROOK MERGER SUB, INC.

By:	/s/ Guillaume Thomas

Name:	Guillaume Thomas
Title:	Chief Financial Officer and Treasurer

AUSTIN, NICHOLS & CO., INC.

By:	/s/ Guillaume Thomas

Name:	Guillaume Thomas
Title:	Chief Financial Officer and Treasurer

Dated: September 19, 2019

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